December 11, 2024

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

TD Securities (USA) LLC

1 Vanderbilt Avenue

New York, New York 10017

Stifel, Nicolaus & Company, Incorporated

787 7th Avenue, 11th Floor

New York, New York 10019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tamika Sheppard

Re:	CG Oncology, Inc.

Registration Statement on Form S-1

(File No. 333-283725)

Acceleration Request

Requested Date: December 12, 2024

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters (the “Representatives”), hereby join in the request of CG Oncology, Inc., a Delaware corporation (the “Registrant”), that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on December 12, 2024, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

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Very truly yours,

Acting severally on behalf of themselves and the several underwriters

MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC
TD SECURITIES (USA) LLC
STIFEL, NICOLAUS & COMPANY, INCORPORATED

MORGAN STANLEY & CO. LLC

By:	/s/ Chirag Surti
Name:	Chirag D. Surti
Title:	Executive Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Lyla Bibi Maduri
Name:	Lyla Bibi Maduri
Title:	Managing Director

TD SECURITIES (USA) LLC

By:	/s/ Chris Swindle
Name:	Chris Swindle
Title:	Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Nick Oust
Name:	Nick Oust
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]